                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(Mark One)

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the fiscal year ended December 31, 2000

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

              For the transition period from ________ to _________

              Commission File Number 33-_______

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Worthington Industries, Inc.
                                    1205 Dearborn Drive
                                    Columbus, OH  43085-4769

                            Exhibit Index on Page 4
                                  Page 1 of 14

                              REQUIRED INFORMATION
                              --------------------



              The following financial statements and schedules for the Worthington Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:

DESCRIPTION                                                                                   PAGE NO.
-----------                                                                                   --------

         Independent Auditor's Report                                                             5

         Statements of Net Assets Available for Plan
            Benefits as of December 31, 2000 and 1999                                             6

         Statements of Changes in Net Assets Available For Benefits
            for the year ended December 31, 2000                                                  7

         Notes to Financial Statements, December 31, 2000                                         8

         Schedule of Assets Held for Investment Purposes
            -December 31, 2000                                                                   13




                The following Exhibits are being filed herewith:


Exhibit No.                Description                                                  Page No.
-----------                -----------                                                  --------

   23                      Consent of Independent Auditors                                 14

                                   SIGNATURES
                                   ----------


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               WORTHINGTON INDUSTRIES, INC.
                               DEFERRED PROFIT SHARING PLAN



                               By: /s/Dale T. Brinkman
                                  ---------------------------------------------
  Date:  June 28, 2001             Dale T. Brinkman, Member of the
                                   Administrative Committee which administers
                                   the Worthington Industries Deferred Profit
                                   Sharing Plan

                          WORTHINGTON INDUSTRIES, INC.
                          DEFERRED PROFIT SHARING PLAN
                ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED
                               DECEMBER 31, 2000
                          Index to Financial Statements
                          -----------------------------



                                    CONTENTS

Report of Independent Auditors..........................................................................5

Financial Statements

Statements of Net Assets Available for Benefits.........................................................6
Statement of Changes in Net Assets Available for Benefits...............................................7
Notes to Financial Statements...........................................................................8

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year.........................................13

                         Report of Independent Auditors


To the Fund Committee of
   The Worthington Industries, Inc.
   Deferred Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of The Worthington Industries, Inc. Deferred Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



May 11, 2001

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                                             DECEMBER 31,
                                                                    2000                     1999
                                                           -------------------------------------------------
ASSETS
Investments, at fair value:
    Investment in Worthington Deferred Profit
      Sharing Plan Master Trust (Notes 1 and 3)                      $ 144,708,010             $159,879,940
    Participant loans                                                    2,027,366                        -
    Other investments                                                       93,824                  187,179
                                                           -------------------------------------------------
Total investments, at fair value                                       146,829,200              160,067,119
                                                           -------------------------------------------------

Net assets available for benefits                                    $ 146,829,200             $160,067,119
                                                           =================================================


See accompanying notes.

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions:
     Contributions:
         Employee contributions                                   $   6,104,243
         Employer contributions                                       3,893,894
         Rollover contributions                                         867,865
         Transfer from other plan                                    11,595,358
     Investment income:
         Net realized and unrealized depreciation in fair value
            of investments (Note 3)                                 (30,199,804)
         Interest and dividend income                                 9,266,936
                                                                  -------------
                                                                      1,528,492
Deductions:
     Benefits paid to participants                                   14,751,142
     Administrative expense                                              15,269
                                                                  -------------
                                                                     14,766,411
                                                                  -------------

Net decrease in net assets                                          (13,237,919)

Net assets available for benefits:
     Beginning of year                                              160,067,119
                                                                  -------------

     End of year                                                  $ 146,829,200
                                                                  =============

See accompanying notes.

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As of October 1, 1999, the Plan entered into a Master Trust arrangement with Fidelity Investments, NA. Prior to October 1, 1999, assets were held by Bank One Trust, NA. The Plan is one of three participating in the Worthington Deferred Profit Sharing Plan Master Trust (the "Master Trust"); the other plans are the TWB Company Deferred Profit Sharing Plan and the Worthington Steel (Malvern) Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan's share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

The accompanying financial statements of The Worthington Industries, Inc. Deferred Profit Sharing Plan (the "Plan") are prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Master Trust's investments are stated at fair value as determined by the trustee based on prices published by securities exchanges; where investments are not listed on an exchange, quotations are obtained from brokers and dealers in securities. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation (depreciation) in the aggregate fair value of investments. Realized appreciation (depreciation) in the aggregate fair value of investments is the difference between the proceeds received and the average cost of investments sold. Net investment income of the Master

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000

Trust includes interest and dividends and realized and unrealized appreciation or depreciation in the fair value of the Master Trust's investments.

PAYMENT OF BENEFITS

Benefit payments are recorded upon distribution.

ADMINISTRATIVE EXPENSES.

All administrative expenses of the Plan are paid by Worthington Industries, Inc. (the "Sponsor").

2. DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time employees of the Sponsor and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted effective December 1, 1971, and amended and restated as of January 1, 2000 by the Sponsor to provide eligible employees with special incentives for retirement savings. Employees are eligible for participation upon attaining the age of eighteen and one year of service, except for those employees whose benefits are subject to or covered by a collective bargaining agreement or union contract. In addition, the plan contains provisions for termination, death and disability benefits.

PARTICIPANT CONTRIBUTIONS

Participants may contribute from 1% to 15% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant's federal income tax exclusion for that plan year.

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000


2. DESCRIPTION OF THE PLAN (CONTINUED)

EMPLOYER CONTRIBUTIONS

The Sponsor makes quarterly contributions of a portion of its net operating income before cash profit sharing, bonuses, contributions to the Plan and provision for federal income taxes, to comply with the safe-harbor provisions set forth in Code Section 401(k)(12)(C). Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. Participants direct contributions among a choice of investment options.

VESTING

Participants have full and immediate vesting in all contributions and related income credited to their accounts.

PAYMENT OF BENEFITS

Withdrawals under the Plan are permitted for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant's death. Distributions are made in a lump sum.

PARTICIPANT LOANS

Effective April 1, 2000, a participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance or (2) $50,000. A participant may have only one loan outstanding at any time. The repayment terms of loans may not exceed five years except for loans used to acquire the participant's principal residence, which may not exceed ten years. Each loan bears interest at a rate commensurate with market rates for similar loans and repayments are made by payroll deduction.

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000

PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant's accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code.

3. INVESTMENTS

The fair value of investments of the Master Trust are summarized as follows:

                                                            DECEMBER 31
                                                   2000                   1999
                                            -------------------- -----------------------
 INVESTMENTS, AT FAIR VALUE:
   Mutual Funds                                  $128,633,702         $127,121,029
   Common Stock Fund                               18,339,666           34,856,515
    Participant Loans                               2,118,272                    0
                                            -------------------- ----------------------
                                                 $149,091,640         $161,977,544
                                            ==================== ======================

The Plan's share of the investments held by the Master Trust is 98% at December 31, 2000 and 99% at December 31, 1999. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment income for the Master Trust is as follows:

                                                                               YEAR ENDED
                                                                              DECEMBER 31,
                                                                                  2000
                                                                          ---------------------

    Net realized and unrealized depreciation in the fair
       value of investments                                                    $(30,623,960)
    Interest and dividend income                                                  9,297,739
                                                                         ----------------------
                                                                               $(21,326,221)
                                                                         ======================

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000



3. INVESTMENTS (CONTINUED)

During 2000, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as follows:

                                                           NET REALIZED
                                                          AND UNREALIZED
                                                          DEPRECIATION IN
                                                           FAIR VALUE OF
                                                            INVESTMENTS
                                                  -----------------------------

Common Stock Fund                                           $(16,591,323)
Mutual and Collective Funds                                  (13,608,481)
                                                  -----------------------------
                                                            $(30,199,804)
                                                  =============================

4. TRANSACTIONS WITH PARTIES IN INTEREST

As of December 31, 2000 and 1999, the Master Trust held 2,274,687 and 2,104,544 shares of the Sponsor's common stock, respectively. The Master Trust received cash dividends from the Sponsor of $1,262,089 and $1,320,687 for the years ended December 31, 2000 and 1999, respectively.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 31, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended and restated, effective January 1, 2000. Once qualified, the Plan, as amended and restated, is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                        The Worthington Industries, Inc.
                          Deferred Profit Sharing Plan
                             EIN 31-1189815 Plan 333

                              Schedule H, Line 4(i)
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2000




                                                                              UNIT            FAIR
UNITS        INVESTMENT DESCRIPTION                                           PRICE           VALUE
----------------------------------------------------------------------------------------------------------

     -       Participant Loans (bearing interest at 9.5%)                      -              $ 2,027,366

     -       Mass Mutual Life Insurance *                                                          93,824
                                                                                        ------------------

             Total                                                             -              $ 2,121,190
                                                                                        ==================

* Represents investments held outside the Master Trust